UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

DUCKWALL-ALCO STORES, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

264142100

(CUSIP Number)

Mr. Robert V. "Vince" Smith

Kansas Public Employees Retirement System

611 South Kansas Avenue, Suite 100

Topeka, KS 66603-3803

(785) 296-6666

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e)(3), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 264142100
(1) Names of reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).
Kansas Public Employees Retirement System 48-0944170

(2) Check the appropriate box if a member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)
OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Kansas, United States

Number of Shares	(7)	Sole Voting Power	194,758
Beneficially
Owned by Each	(8)	Shared Voting Power	0
Reporting
Person	(9)	Sole Dispositive Power	194,758
With
	(10)	Shared Dispositive Power	0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			194,758

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			5.11%

(14) Type of Reporting Person (See Instructions) EP

This Amendment No. 11 to Schedule 13D is being filed by the Kansas Public Employees Retirement System (“KPERS”). K.D.F., a Massachusetts Nominee Partnership (“K.D.F.”), and Robert L. Woodard (“Mr. Woodard”) previously filed jointly with KPERS, but no longer do since K.D.F. and Mr. Woodard are no longer Reporting Persons for purposes of this Schedule 13D. This filing is an amendment to previous joint filings by KPERS, K.D.F., and Mr. Woodard.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $.01 per share (“Common Stock”), of Duckwall-Alco Stores, Inc. (the “Issuer”). The address of the Issuer’s principal office is 401 Cottage Street, Abilene, Kansas 67410.

Item 2. Identity and Background

(a-c, f)     This Schedule 13D is filed by KPERS. KPERS is an instrumentality of the State of Kansas with a business address of 611 South Kansas Avenue, Suite 100, Topeka, Kansas 66603-3803. KPERS is an umbrella organization which administers funds for members of participating public employers to provide for their retirement, death or termination of employment.

K.D.F. is a Massachusetts nominee partnership that previously acted by and on behalf of KPERS as its nominee until the 4th Quarter of 1997. After the 4th Quarter of 1997 K.D.F. no longer acted as KPERS’s nominee and is no longer a Reporting Person for purposes of this Schedule 13D. K.D.F.’s address is c/o Mellon Trust, One Cabot Road, Medford, MA 02155. The business address of K.D.F.’s partners is the same as that of K.D.F. Mr. Woodard previously was the Chief Investment Officer for KPERS and sat on the Board of Directors of the Issuer. Mr. Woodard no longer sits on the Board of the Issuer and no longer is employed by KPERS.

(d)           During the last five years neither KPERS nor any of the officers, partners, directors or trustees of KPERS have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years neither KPERS nor any of the officers, partners, directors or trustees of KPERS were a party to a civil proceeding as a result of which a judgment or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 4. Purpose of Transaction

Between October 13, 2006 and November 30, 2007, KPERS sold a combined total of 45,418 shares of Common Stock at an average price of $37.23 per share. KPERS holds the remaining Common Stock as described in Item 5 below for investment purposes.

KPERS is not considered a “controlling person,” as defined by the Securities Act of 1933.

KPERS has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, KPERS reserves the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as it may determine.

Item 5. Interest in Securities of the Issuer

(a)           Currently, KPERS beneficially owns 194,758 shares of Common Stock. Based on the number of shares outstanding as of July 29, 2007, as indicated on the Issuer’s quarterly report on Form 10-Q for the period ended July 29, 2007, KPERS beneficially owns 5.11% of all issued and outstanding shares of Common Stock.

(b)           KPERS has the sole power to dispose of the 194,758 shares of Common Stock and to vote any shares of Common Stock currently owned.

(c-e)	None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM

/s/ Robert V. "Vince" Smith

Robert V. "Vince" Smith, Deputy Chief

Chief Investment Officer

Dated: December 7, 2007